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                                                                   EXHIBIT 16.1


          Letter of KPMG LLP Regarding Change in Certifying Accountant


Securities and Exchange Commission
Washington, D.C. 20549

March 19, 2001

Ladies and Gentlemen:

We were previously principal accountants for The 3DO Company and, under the date of May 3, 2000, we reported on the consolidated financial statements of The 3DO Company and subsidiaries as of and for the years ended March 31, 2000 and 1999. On March 13, 2001, our appointment as principal accountants was terminated. We have read The 3DO Company's statements included under Item 4 of its Form 8-K dated March 19, 2001, and we agree with such statements except that we are not aware of an evaluation of services provided by a number of independent accounting firms performed by the Company's Board of Directors and Audit Committee, nor do we have any basis for comment in regards to Items 4(a)(iii) and 4(b)(i).

Very truly yours,

/s/KPMG LLP